Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 333-292087

The following excerpts are from a communication being filed in connection with the proposed business combination between Waters Corporation (“Waters”) and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Integration Newsletter for Waters and BDB & DS Employees

Subject Line: Waters + BD Integration Newsletter – Issue 4

Integration Newsletter	December 15, 2025

“Together we will accelerate the benefits of pioneering science and make a much larger impact on human health and wellbeing.” – Udit Batra, Waters President & CEO

Welcome back to the Integration Newsletter, where we provide you with the latest updates as we progress toward the completion of the combination of BD’s Biosciences (BDB) and Diagnostic Solutions (DS) businesses with Waters. As a reminder, we will continue to operate as separate companies until the transaction is completed, which is expected around the end of the first quarter of calendar year 2026.

Visiting BD: Highlight From Site Tours

Over the last six weeks, Waters leaders have visited multiple BD sites, including Cayey, Tatabanya, Salamanca, Research Centre Ireland in Limerick and Sparks, to better understand operations and meet BDB & DS associates. The Waters team is excited to continue to visit more sites over the coming weeks. Read what Nicole Meier, an R&D Scientist in Sparks, Maryland, had to say:

“Showing our Waters guests around the Life Sciences Showcase Lab was honestly a highlight for me. There was genuine curiosity and excitement as we talked through what we do and swapped stories about our work—and, with the holidays coming up, about our favorite pies! It felt less like a tour and more like meeting new teammates; everyone was eager to learn and share. I left feeling inspired by the possibilities ahead.”

Spotlight: BD & Waters Products Delivering Breakthroughs

As we prepare to become one company, we invite you to learn more about the exciting products and technologies that Waters and BD are delivering to customers!

BD Diagnostic Solutions Receives FDA 510(k) Clearance and CE-IVDR Certification for High-Throughput Enteric Bacterial Panels on BD COR™ System

Traditional GI tests can take days, and when patients are experiencing symptoms, delays are not just inconvenient; they can be life-threatening. The BD COR™ EBP and EBP plus, allows clinicians to choose the panel that best fits their clinical needs to quickly identify specific pathogens from a single swab. This streamlines lab workflows and enables targeted treatment, helping protect vulnerable patients.

Congratulations to the BD DS team on this exciting milestone! Learn more about the technology here.

Waters Accelerating the Development of Next-Generation Biotherapeutics

The Waters Xevo™ Charge Detection Mass Spec enables scientists to gain insights into mega-mass molecules – such as viral vectors, RNA and protein complexes – that were previously beyond reach. These insights hold the potential to accelerate the development of life-changing therapies for individuals with difficult-to-treat diseases and conditions. Congratulations to the Waters CDMS team on this exciting new product introduction!

Click here to read the press release and learn more. Making Headlines on CNBC’s Mad Money

On CNBC’s Mad Money, Jim Cramer spotlighted the powerful combination of Waters and BD Biosciences and Diagnostic Solutions.

“[The deal] is expected to close in the first quarter of next year, but once that happens – I think it’s going to be a much, much bigger player and really I think it’s going to be loved on Wall Street,” Jim said during the show.

Don’t miss it! Watch the segment from December 1 here.

Journey to Transaction Close: S-4 Filing Complete

We publicly filed our Registration Statement on Form S-4 (the “S-4”) with the U.S. Securities and Exchange Commission (SEC) on December 11, 2025. The S-4 is a required offering document that provides background and other information about the proposed transaction so that Waters shareholders can make an informed decision on whether to vote to approve the proposed transaction. Approval of the proposed transaction by Waters shareholders is one of the conditions to complete the proposed transaction.

Once the S-4 clears the SEC review process, it will be updated with details, including the date for our special meeting of shareholders, and declared “effective”, meaning we will be able to move forward with the process and begin mailing the proxy statement/prospectus included with the S-4 to all our shareholders – including employees who own Waters stock – ahead of our special meeting of shareholders.

We remain on track to close the proposed transaction around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval, and satisfaction of other customary closing conditions.

*	Please note that this visual is illustrative and the actual sequence of events may vary.

We look forward to sharing more updates as we progress toward closing. In the meantime, stay focused on your existing roles, responsibilities, and business priorities, which remain unchanged as we continue to support our customers.

[…]

Thank you for reading our update! All of you will play a crucial role in helping our combined company achieve its goals. In the meantime, stay focused on your existing roles, responsibilities, and business priorities, which remain unchanged as we continue to support our customers. We look forward to sharing more in future updates!

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties have filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 filed by Waters on December 11, 2025 (the “Form S-4”) that includes a preliminary proxy statement/prospectus of Waters, and a registration statement on Form 10 filed by SpinCo on December 11, 2025 (the “Form 10”) that incorporates by reference certain portions of the Form S-4 and serves as an information statement/prospectus in connection with the spin-off of SpinCo from BD. Neither the Form S-4 nor the Form 10 have yet become effective. After the Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of Waters. INVESTORS AND SECURITY HOLDERS OF

WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Form S-4 and the proxy statement/prospectus and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2025, which was filed with the SEC on November 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.